Via Fax and Federal Express
October 22, 2007
US Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Mr. Michael Fay, Division of Corporation Finance

Re:	PHI, Inc. Form 10-K for the Year Ended December 31, 2006 Form 10-Q for the Period Ended June 30, 2007 Commission file #000-09827
Gentlemen:
We agree with your comments in your letter dated October 12, 2007, and will provide the information described in your paragraphs 1(a), 1(b), 1(c) and 2, beginning with the Form 10-Q for the period ended September 30, 2007.
We also request that the SEC send us a letter stating that the review is now complete, if that is the case.
If you have additional questions or comments to our response to your review, please feel free to contact me at telephone 337-272-4427, fax 337-235-1357 or e-mail at mmccann@phihelico.com.
Respectively Submitted,
/s/ Michael J. McCann
Michael J. McCann
Chief Financial Officer
MJM/mj

c:	Rick McMillan — Legal Counsel Valerie Navarro — Deloitte & Touche, LLP